SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)*

Hycroft Mining Holding Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44862P109
(CUSIP Number)

Corey R. Chivers
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000 (Phone)
(212) 310-8007 (Fax)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44862P109
1	NAMES OF REPORTING PERSONS
AMC Entertainment Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
46,816,480 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
46,816,480 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,816,480 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes 23,408,240 shares of class A common stock, par value $0.0001 per share (the “Common Stock”), of Hycroft Mining Holding Corporation (the “Issuer”), directly held by American Multi-Cinema, Inc. (“AMCI”) and 23,408,240 shares of Common Stock issuable upon the exercise of outstanding Warrants (as defined below) directly held by AMCI.

(2) The ownership percentage is calculated assuming a total of 130,658,115 shares of Common Stock deemed issued and outstanding, which includes (i) 107,249,875 shares of Common Stock outstanding as of March 15, 2022, as set forth in the Issuer’s Preliminary Schedule 14C Information Statement, filed with the Securities and Exchange Commission on March 17, 2022 (the “Preliminary Information Statement”) and (ii) 23,408,240 shares of Common Stock issuable upon the exercise of warrants directly held by AMCI (the “Warrants”).

CUSIP No. 44862P109
1	NAMES OF REPORTING PERSONS
American Multi-Cinema, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
46,816,480 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
46,816,480 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,816,480 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes 23,408,240 shares of Common Stock and 23,408,240 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(2) The ownership percentage is calculated assuming a total of 130,658,115 shares of Common Stock deemed issued and outstanding, which includes (i) 107,249,875 shares of Common Stock outstanding as of March 15, 2022, as set forth in the Preliminary Information Statement and (ii) 23,408,240 shares of Common Stock issuable upon the exercise of Warrants directly held by AMCI.

Item 1.	Security and Issuer.

This Schedule 13D relates to the class A common stock, par value $0.0001 per share (the “Common Stock”) of Hycroft Mining Holding Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4300 Water Canyon Road, Unit 1, Winnemucca, Nevada 89445.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by the following entities (collectively, the “Reporting Persons” and each individually, a “Reporting Person”):

•	AMC Entertainment Holdings, Inc., a Delaware corporation (“AMC”); and

•	American Multi-Cinema, Inc., a Missouri corporation and a wholly owned subsidiary of AMC (“AMCI”).

The principal business of the Reporting Persons is the theatrical exhibition business and the ownership, operation or having interests in theatres primarily located in the United States and Europe. The address of the principal business office of the Reporting Persons is One AMC Way, 11500 Ash Street, Leawood, Kansas 66211.

Information as of the date of this Schedule 13D with respect to each director and executive officer of AMC and AMCI is set forth on Schedule A to this Schedule 13D (the “Schedule A Persons”). This Schedule 13D is being filed while the Reporting Persons are in the process of verifying or obtaining information required by Schedule 13D from its respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this Schedule 13D will be filed that will disclose such change.

During the five years prior to the date of this Schedule 13D, neither the Reporting Persons nor to the Reporting Persons knowledge, any of the Schedule A Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, a joint filing agreement among the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 14, 2022, the Issuer entered into a subscription agreement (the “Subscription Agreement”) with AMCI pursuant to which the Issuer agreed to sell to AMCI, in a private placement (the “Private Placement”), 23,408,240 units (“Units”) at a purchase price per Unit of $1.193, with each Unit consisting of one share of Common Stock and one warrant to purchase a share of Common Stock (each a “Warrant” and collectively the “Warrants”) and the shares issuable upon exercise of the Warrants (the “Warrant Shares”), providing for a total purchase price of $27,926,030.32. The Private Placement closed on March 15, 2022.

The source of funds for the purchases of the Units in the Private Placement was the working capital of AMCI.

Item 4.	Purpose of Transaction.

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons intend to review their investment in the Issuer continually. Depending upon the results of such review and other factors deemed relevant to an investment in the Issuer, the Reporting Persons and, to the Reporting Persons’ knowledge, each of the Schedule A Persons, may, at any time and from time to time, (i) purchase, receive in a distribution or other transfer, or otherwise acquire shares of Common Stock and/or other securities of the Issuer (collectively, “Issuer Securities”), (ii) sell, transfer, distribute or otherwise dispose of Issuer Securities in public or private transactions, or (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any of (i) or (ii) above or any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Additionally, the Subscription Agreement provides AMCI with the right to appoint one director to the board of directors of the Issuer and the Issuer has agreed to support such director’s nomination so long as AMCI retains at least 50% of the shares of Common Stock purchased under the Subscription Agreement. The Reporting Persons expect, and to the Reporting Persons’ knowledge, one or more of the Schedule A Persons would be expected, to communicate with the Issuer’s board of directors, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors. Such discussions may also include any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Other than as described herein, the Reporting Persons do not currently have any other plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Company.

The information set forth or incorporated by reference in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in this Item 5.

(a) and (b) The responses set forth on rows 7 through 13 of the cover pages of this Schedule 13D are incorporated by reference in this Item 5.

The beneficial ownership information that follows is based on a total of 130,658,115 shares of Common Stock deemed issued and outstanding, which includes (i) 107,249,875 shares of Common Stock outstanding as of March 15, 2022, as set forth in the Issuer’s Preliminary Schedule 14C Information Statement, filed with the Securities and Exchange Commission on March 17, 2022 and (ii) 23,408,240 shares of Common Stock issuable upon the exercise of the Warrants directly held by AMCI.

The Reporting Persons beneficially owned an aggregate 46,816,480 shares of Common Stock (which amount includes 23,408,240 shares of Common Stock issuable upon the exercise of the Warrants), representing 35.8% of the outstanding Common Stock.

(c) Other than as disclosed in this Schedule 13D, neither of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Warrant Agreement

The Warrants were issued pursuant to a warrant agreement dated March 14, 2022 (the “Warrant Agreement”) and have an exercise price of $1.068 per Warrant Share, subject to customary adjustments, and will expire five years after issuance.

Subscription Agreement

The Subscription Agreement provides AMCI with the right to appoint a director to the Issuer’s board of directors and the Issuer has agreed to support such director’s nomination so long as AMCI retains at least 50% of the shares of Common Stock purchased under the Subscription Agreement.

As part of the Subscription Agreement, the Issuer is required to prepare and file a resale registration statement with the Securities and Exchange Commission as soon as practicable, but in no event later than ten (10) business days after the filing of the Issuer’s Annual Report on Form 10-K for year ended December 31, 2021 to register the Common Stock, Warrants and Warrant Shares beneficially owned by the Reporting Persons for sale under the Securities Act of 1933, as amended.

* * * * *

The foregoing descriptions of the Warrant Agreement and the Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated March 24, 2022, by and among AMC Entertainment Holdings, Inc. and American Multi-Cinema, Inc. (filed herewith)

99.2
Subscription Agreement, dated as of March 14, 2022, between Hycroft Mining Holding Corporation and American Multi-Cinema, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 15, 2022)

99.3
Warrant Agreement, dated March 14, 2022, between Hycroft Mining Holding Corporation and American Multi-Cinema, Inc. (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 15, 2022)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 24, 2022	AMC ENTERTAINMENT HOLDINGS, INC.

	By:	/s/ Edwin F. Gladbach
		Name:	Edwin F. Gladbach
		Title:	Vice President, Legal & Assistant Secretary

AMERICAN MULTI-CINEMA, INC.

By:	/s Edwin F. Gladbach
	Name:	Edwin F. Gladbach
	Title:	Vice President, Legal & Assistant Secretary

Schedule A

AMC ENTERTAINMENT HOLDINGS, INC.

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Adam M. Aron, Chairman of the Board, Chief Executive Officer and President	Chairman, Chief Executive Officer and President of AMC	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Sean D. Goodman, Executive Vice President, Chief Financial Officer and Treasurer	Executive Vice President, Chief Financial Officer and Treasurer of AMC	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Chris A. Cox, Senior Vice President and Chief Accounting Officer	Senior Vice President, Chief Accounting Officer of AMC	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Stephen A. Colanero, Executive Vice President and Chief Marketing Officer	Executive Vice President and Chief Marketing Officer of AMC	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Elizabeth F. Frank, Executive Vice President and World Programming and Chief Content Officer	Executive Vice President and World Programming and Chief Content Officer of AMC	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

John D. McDonald, Executive Vice President, U.S. Operations	Executive Vice President, U.S. Operations of AMC	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Dan Ellis, Executive Vice President, Chief Operations and Development Officer	Executive Vice President, Chief Operations and Development Officer of AMC	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Carla C. Chavarria, Senior Vice President, Human Resources	Senior Vice President, Human Resources of AMC	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Kevin M. Connor, Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of AMC	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Eliot Hamlisch, Executive Vice President and Chief Marketing Officer	Executive Vice President and Chief Marketing Officer of AMC	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Anthony J. Saich, Director	Director of the Ash Center for Democratic Governance and Innovation and Daewoo Professor of International Affairs at Harvard University	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Lee E. Wittlinger, Director	Managing Director of Silver Lake Group, L.L.C.	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Kathleen M. Pawlus, Director	Corporate Director	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Howard Koch, Jr., Director	Principal of The Koch Company	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Philip Lader, Director	Senior Advisor to Morgan Stanley Institutional Securities and Palantir Technologies	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Adam J. Sussman, Director	President of Epic Games, Inc.	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Gary F. Locke, Director	Trade Consultant and Owner of Locke Global Strategies, LLC	c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

AMERICAN MULTI-CINEMA, INC.

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Adam M. Aron, Chief Executive Officer and President	Chairman, Chief Executive Officer and President of AMC	One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Sean D. Goodman, Executive Vice President, Chief Financial Officer, Treasurer and Director	Executive Vice President, Chief Financial Officer and Treasurer of AMC	One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Chris A. Cox, Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of AMC	One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

John McDonald, Executive Vice President, U.S. Operations and Director	Executive Vice President of AMC	One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States

Kevin Connor, Senior Vice President, General Counsel, Secretary and Director	Senior Vice President, General Counsel and Secretary of AMC	One AMC Way, 11500 Ash Street, Leawood, Kansas 66211	United States